SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FIRST HALF OF 2015 RESULTS

Reviewed by independent auditors, stated in millions of Reais, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board – IASB (a free translation of the original in Portuguese).

Rio de Janeiro – August 6, 2015

Net income was R$ 5,861 million in the 1H-2015, 43% lower than in the 1H-2014.

Operating income was R$ 22,822 million in the 1H-2015, 39% higher than in the 1H-2014.

Adjusted EBITDA was R$ 41,289 million in the 1H-2015, 35% higher than in the 1H-2014.

R$ million

Jan-Jun
2015	2014	2015 x 2014 (%)		2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

5,861	10,352	(43)	Consolidated net income (loss) attributable to the shareholders of Petrobras	531	5,330	(90)	4,959
22,822	16,425	39	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	9,487	13,335	(29)	8,848
41,289	30,595	35	Adjusted EBITDA	19,771	21,518	(8)	16,246

Net income was R$ 5,861 million in the 1H-2015, 43% lower than in the 1H-2014 due to higher net finance expenses and to the recognition of tax expenses with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF), partially offset by a higher gross profit (26%), resulting from higher margins in sales of oil products in the domestic market and increased crude oil export volumes driven by a 9% increase in domestic crude oil production, despite the decrease in domestic demand for oil products.

Key events in the 1H-2015:

•       Higher domestic crude oil and NGL production (9%, 183 thousand barrels/day);

•       Higher crude oil exports volumes  (107%, 178 thousand barrels/day);

•       Lower domestic demand for oil products (7%, 168 thousand barrels/day);

•       Lower import and production taxes costs;

•       Reversal of an allowance for impairment of receivables from companies in the northern Brazil isolated electricity system in March 2015 (R$ 1,295 million);

•       Higher net finance expense, amounting to R$ 11,669 million, mainly due to foreign exchange variation losses and to higher interest expense, attributable to an increase in the Company’s debt and a decrease in the level of capitalized borrowing costs; and

•       Brazilian income taxes on income of companies incorporated abroad (R$ 1,097 million).

Key events in the 2Q-2015:

•       Lower domestic crude oil and NGL production (2%, 38 thousand barrels/day);

•       Higher crude oil exports volumes (44%, 124 thousand barrels/day);

•       Domestic oil product production increased (7%, 134 thousand barrels/day) and feedstock processed was higher (6%, 109 thousand barrels/day), maintaining an 86% share of domestic oil used for feedstock processing;

•       The Company received R$ 259 million related to insurance proceeds with respect to an incident in Chinook field (U.S.) in 2011;

•       The Company received R$ 157 million related to amounts recovered by the Brazilian Public Prosecutor’s Office in the context of the “Lava Jato” (Car Wash) Investigation;

•       The Company recognized tax expenses of R$ 3,931 million (including interest paid and after taxes) with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF); and

•       Impairment losses of R$ 1,283 million were recognized with respect to Gas & Power, Refining, Transportation and Marketing and Exploration and Production assets, attributable to projects removed from the 2015-19 Business and Management Plan investment portfolio.

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
Jan-Jun
2015	2014	2015 x 2014 (%)	Results, market capitalization and investments	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

154,296	163,843	(6)	Sales revenues	79,943	74,353	8	82,298
47,972	37,981	26	Gross profit	25,562	22,410	14	18,818
22,822	16,425	39	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	9,487	13,335	(29)	8,848
(11,669)	(1,114)	(947)	Net finance income (expense)	(6,048)	(5,621)	(8)	(940)
5,861	10,352	(43)	Consolidated net income (loss) attributable to the shareholders of Petrobras	531	5,330	(90)	4,959
0.45	0.79	(43)	Basic and diluted earnings (losses) per share [1]	0.04	0.41	(90)	0.38
175,620	217,725	(19)	Market capitalization (Parent Company)	175,620	125,807	40	217,725
41,289	30,595	35	Adjusted EBITDA [2]	19,771	21,518	(8)	16,246

31	23	8	Gross margin (%)	32	30	2	23
15	10	5	Operating margin (%) [3]	12	18	(6)	11
4	6	(2)	Net margin (%)	1	7	(6)	6

36,174	41,499	(13)	Capital expenditures and investments	18,331	17,843	3	20,915

R$ million
Jan-Jun
2015	2014	2015 x 2014 (%)	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

17,320	(13,336)	230	. Refining, Transportation and Marketing	7,974	9,346	(15)	(5,916)
13,481	32,712	(59)	. Exploration & Production	8,594	4,887	76	16,466
1,686	1,435	17	. Gas & Power	100	1,586	(94)	804
1,161	1,494	(22)	. Distribution	308	853	(64)	737
1,123	1,106	2	. International	719	404	78	652
(111)	(138)	20	. Biofuel	(66)	(45)	(47)	(72)
(10,183)	(6,075)	(68)	. Corporate	(6,487)	(3,696)	(76)	(2,696)

Jan-Jun
2015	2014	2015 x 2014 (%)	Financial and economic indicators	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

222.68	226.39	(2)	Domestic basic oil products price (R$/bbl)	224.09	221.25	1	225.36
172.11	250.54	(31)	Brent crude (R$/bbl)	190.09	154.89	23	244.47
57.95	108.93	(47)	Brent crude (US$/bbl)	61.92	53.97	15	109.63

			Domestic Sales Price
47.78	98.53	(52)	. Crude oil (U.S. dollars/bbl) [4]	52.14	43.40	20	99.02
40.05	48.49	(17)	. Natural gas (U.S. dollars/bbl)	39.29	40.76	(4)	49.58

2.97	2.30	29	Average commercial selling rate for U.S. dollar	3.07	2.87	7	2.23
3.10	2.20	41	Period-end commercial selling rate for U.S. dollar	3.10	3.21	(3)	2.20
16.8	(6.0)	23	Variation of the period-end commercial selling rate for U.S. dollar (%)	(3.3)	20.8	(24)	(2.7)
12.67	10.65	2	Selic interest rate - average (%)	13.14	12.19	1	10.89

 1Basic and diluted earnings (losses) per share calculated based on the weighted average number of shares.

 2EBITDA + share of earnings in equity-accounted investments and impairment.

 3Operating margin calculated based on net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes.

 4Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS

1H-2015 compared to the 1H-2014:

Gross Profit

Gross profit increased by 26% (R$ 9,991 million) in the 1H-2015 compared to the 1H-2014, mainly due to:

➢  Sales revenues of R$ 154,296 million, 6% lower, when compared to the 1H-2014, resulting from:

•       Lower crude oil and oil product export prices and a decrease in the domestic price of oil products that are adjusted to reflect international prices, resulting from a decrease in international crude oil and oil product prices (Brent decreased by 47%), partially offset by the depreciation of the Real against the U.S. dollar (29%) and by higher diesel and gasoline prices, following a price increase in November 2014; and

•       Decreased domestic oil product demand (7%), mainly diesel (6%), gasoline (9%) and naphtha (14%), reflecting lower economic activity in Brazil.

Those effects were partially offset by a higher crude oil export volume (107%) due to an increase in domestic crude oil production and lower feedstock processed by our domestic refineries.

➢  Cost of sales of R$ 106,324 million in the 1H-2015, 16% lower when compared to the 1H-2014, due to:

•       Lower crude oil and oil product import costs, as well as lower production taxes attributable to a decrease in Brent prices, partially offset by the depreciation of the Real against the U.S. dollar and by higher crude oil production costs; and

•       Decreased domestic oil product sales volumes, lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix.

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes reached R$ 22,822 million in the 1H-2015, and was higher in 39% (R$ 6,397 million) compared to the 1H-2014, resulted from:

•            Higher gross profit (R$ 9.991 million);

•            The impact, in the 1H-2014, of the Company’s Voluntary Separation Incentive Plan - PIDV (R$ 2,376 million);

•            Reversal of an allowance for impairment of trade receivables from companies in the isolated electricity system in March 2015 (R$ 1,295 million);

•            Lower expenses with write-offs of dry and/or subcommercial wells (R$ 889 million); and

•            Receipt by the Company of R$ 157 million related to amounts recovered by the Brazilian Public Prosecutor’s Office in the context of the “Lava Jato” (Car Wash) Investigation.

Those effects were partially offset by:

•            R$ 3,072 million tax expenses, with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries, as set out ino note 20.1 to the Company’s interim financial statements for the 2Q-2015;

•            Impairment losses of R$ 1,286 million were recognized with respect to Gas & Power, Refining, Transportation and Marketing and Exploration and Production assets, attributable to projects removed from the 2015-19 Business and Management Plan investment portfolio;

•            Higher pension and medical benefits expenses (retirees) attributable to the Company’s interim valuation review of its pension and medical benefits carried out in 2014 (R$ 791 million); and

•            Lower gains on disposal of assets, net of write-offs of assets (R$ 549 million).

Net finance expense

Net finance expense of R$ 11,669 million, R$ 10,555 million higher when compared to the 1H-2014, resulting from:

•            Foreign exchange variation losses of R$ 6,292 million, due to the impact of a 16.8% depreciation of the Real against the U.S. dollar on the Company’s net debt (compared to a 6.0% appreciation in the 1H-2014), partially offset by our cash flow hedge, as set out in Appendix 5; and

•            Higher interest expenses due to: i) increase in the Company’s debt (R$ 2,316 million); ii) a decrease in the level of capitalized borrowing costs, attributable to a lower balance of assets under construction (R$ 1,602 million), reflecting the relevant projects concluded during 2014 and the write-offs and impairment losses recognized in December 2014; and iii) recognition of interest expenses with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries (R$ 1,301 million).

Those effects were partially offset by a foreign exchange variation gain of R$ 1,553 million due to the impact of an 8.2% appreciation of the U.S. dollar against the Euro on the Company’s debt in Euro (compared to a 0.6% appreciation in the 1H-2014).

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was R$ 5,861 million in the 1H-2015, 43% lower (R$ 4.491 million) when compared to the 1H-2014, due to higher net finance expense, tax expenses with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF) and an increase in income taxes due to the impact of Brazilian income taxes on income of companies incorporated abroad of R$ 1.097 million (as set out in note 20.3.1 to the Company’s interim financial statements for the 2Q-2015). These effects were partially offset by an increase in gross profit.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS

2Q-2015 compared to the 1Q-2015:

Gross Profit

Gross profit increased by 14% (R$ 3,152 million) in the 2Q-2015 when compared to the 1Q-2015, mainly due to:

➢ Sales revenues were R$ 79,943 million in the 2Q-2015, 8% higher than in the 1Q-2015, resulting from:

•                     An increase in domestic oil product demand (1%), mainly diesel (2%) and naphtha (35%);

•                     Higher crude oil export volumes (44%) attributable to a decrease in inventory levels (which had increase in the 1Q-2015) and to higher fuel oil exports, driven by a decrease in thermoelectric demand; and

•                     Higher average crude oil and oil product export prices and higher naphtha and jet fuel sales prices attributable to an increase in international crude oil and oil product prices (Brent price increased by 15%) and to the depreciation of the Real against the U.S. dollar (7%).

➢ Costs of sales were R$ 54,381 million in the 2Q-2015, 5% higher when compared to the 1Q-2015, due to:

•                     Higher crude oil production costs and production taxes attributable to the depreciation of the Real against the U.S. dollar; and

•                     Higher sales volumes in the domestic market.

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes was R$ 9,487 million in the 2Q-2015, 29% lower (R$ 3.848 million) when compared to the 1Q-2015, resulting from:

•                     A R$ 2.162 million increase on selling expenses attributable to: i) a reversal of an allowance for impairment of trade receivables from companies in the isolated electricity system (R$ 1,295 million) recognized in the 1Q-2015, which was not recurrent in the 2Q-2015; and ii) higher freight expenses;

•                     R$ 3,072 million tax expenses, with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF) applicable to  intercompany loans made by Petrobras to foreign subsidiaries;

•                     Impairment losses of R$ 1,283 million were recognized with respect to Gas & Power, Refining, Transportation and Marketing and Exploration and Production assets, attributable to projects removed from the 2015-19 Business and Management Plan investment portfolio; and

•                     Higher write-offs of dry and/or subcommercial wells (R$ 511 million).

These effects were partially offset by:

•                     Higher gross profit (R$ 3,152 million);

•                     Receipt by the Company of R$ 259 million related to insurance proceeds with respect to an incident in Chinook field (U.S.) in 2011; and

•                     Receipt by the Company of R$ 157 million related to amounts recovered by the Brazilian Public Prosecutor’s Office in the context of the “Lava Jato” (Car Wash) Investigation.

Net finance expense

Net finance expense was R$ 6,048 million in the 2Q-2015, R$ 427 million higher than in the 1Q-2015, due to:

•                     A 3.8% depreciation of the U.S. dollar against the Euro (compared to a 11.6% appreciation in the 1Q-2015), resulting in a R$ 2.977 million impact;

•                     Recognition of interest expenses with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries (R$ 1,302 million);

•                     Higher interest expenses attributable to additional funding obtained (R$ 596 million); and

•                     An increase in the amounts recycled from Shareholders’ Equity to the income statement with respect to foreign exchange variation losses initially recognized in the Shareholders’ equity (cash flow hedge accounting), reflecting the occurrence of the hedged transactions (exports hedged by debt denominated in U.S. dollars). Those losses were driven by a depreciation of the Real between the date the cash flow hedge relationship was designated and the date the export transactions were made, as set out in Appendix 5.

Those effects were partially offset by a R$ 4,002 million decrease in foreign exchange variation losses due to the impact of a 3.3% appreciation of the Real against the U.S. dollar in the Company’s net liability denominated in U.S. dollar in the 2Q-2015 (compared to a 20.8% depreciation in the 1Q-2015).

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was R$ 531 million in the 2Q-2015, 90% lower when compared to the 1Q-2015 (R$ 4,799 million), resulting from higher operating expenses, partially offset by an increase in gross profit.

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal transfer prices defined through methodologies based on market parameters.

EXPLORATION & PRODUCTION

Jan-Jun
2015	2014	2015 x 2014 (%)	Net Income	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

8,675	21,447	(60)		5,527	3,148	76	10,793

(1H-2015 x 1H-2014): The decrease in net income is attributable to lower crude oil sales/transfer prices driven by a 47% decrease in international crude oil prices, partially offset by an increase in crude oil production, by the impact of the depreciation of the Real against the U.S. dollar (29%) in sales revenues, by a decrease in production taxes, lower write-offs of dry and/or subcommercial wells and by the negative impact of the Company’s Voluntary Separation Incentive Plan (PIDV) in 2014 (which was not recurrent in 1H-2015).

The spread between the average domestic oil price (sale/transfer) and the average Brent price decreased from US$10.40/bbl in Jan-Jun/2014 to U.S.$ 10.17/bbl in Jan-Jun/2015.

(2Q-2015 x 1Q-2015): Net income was higher, mainly due to an increase in crude oil sales/transfer prices, attributable to higher international crude oil prices (15%) and to a depreciation of the Real against the U.S. dollar (7%), partially offset by an increase in write-offs of dry and/or subcommercial wells and by impairment losses attributable to projects that were removed from the 2015-19 Business and Management Plan investment portfolio (R$ 239 million).

The spread between the average domestic oil price (sale/transfer) and the average Brent price decreased from US$10.57/bbl in the 1Q-2015 to U.S.$ 9.78/bbl in the 2Q-2015.

Jan-Jun
2015	2014	2015 x 2014 (%)	Exploration & Production - Brazil (Mbbl/d) (*)	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

2,130	1,947	9	Crude oil and NGLs [5]	2,111	2,149	(2)	1,972
465	406	15	Natural gas [6]	463	467	(1)	411
2,595	2,353	10	Total	2,574	2,616	(2)	2,383

(1H-2015 x 1H-2014): Crude oil and NGL production increased by 9% in the 1H-2015 compared to the 1H-2014 due to the production start-up of FPSOs Cidade de Mangaratiba (Iracema Sul area), Cidade de Ilhabela (Sapinhoá) and P-61 (Papa-Terra), along with the ramp-up of P-55 and P-62 (both in Roncador field), P-58 (Parque das Baleias), and of FPSOs Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá). This increase was partially offset by a natural decline of post-salt layer producing fields.

The 15% increase in natural gas production is attributable to the production start-up of FPSOs Cidade de Mangaratiba (Iracema Sul area), Cidade de Ilhabela (Sapinhoá) and P-61 (Papa-Terra) and to the higher productivity of P-55, P-62 (both in Roncador), P-58 (Parque das Baleias) and Mexilhão platforms, as well as FPSOs Cidade de Paraty (Lula NE), Cidade de São Paulo (Sapinhoá), Cidade de Santos (Uruguá-Tambaú) and Cidade de Angra dos Reis (Lula). This increase was partially offset by the natural decline of post-salt layer fields.

(2Q-2015 x 1Q-2015): Crude oil and NGL production decreased by 2% in the 2Q-2015 when compared to the 1Q-2015 due to a higher number of scheduled stoppages and to the conclusion of the Anticipated Production System in Tartaruga Verde in April 2015.

Natural gas production remained relatively flat in the 2Q-2015 when compared to the 1Q-2015.

 * Not reviewed by independent auditor.

 5 NGL – Natural Gas Liquids.

6 Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

Jan-Jun
2015	2014	2015 x 2014 (%)	Lifting Cost [7] - Brazil (*)	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

			U.S.$/barrel:
12.99	14.36	(10)	Excluding production taxes	12.71	13.27	(4)	14.57
21.00	32.79	(36)	Including production taxes	21.96	20.05	10	32.60

			R$/barrel:
38.31	32.71	17	Excluding production taxes	38.49	38.13	1	32.30
62.32	74.16	(16)	Including production taxes	65.95	58.73	12	71.55

 Lifting Cost - Excluding production taxes – U.S.$/barrel

(1H-2015 x 1H-2014): Lifting cost excluding production taxes in U.S. dollars was 10% lower in Jan-Jun/2015 compared to Jan-Jun/2014, due to an increase in crude oil production and to the depreciation of the Real against the U.S.dollar. Excluding foreign exchange variation effects, lifting cost excluding production taxes increased by 6% due to higher well intervention expenses and higher engineering and subsea maintenance costs in the Campos and Espírito Santo Basins, along with the production start-up of the FPSO Cidade de Ilhabela (Sapinhoá), which has higher costs per unit produced during the start-up period.

(2Q-2015 x 1Q-2015): Lifting cost excluding production taxes in U.S.$/barrel decreased by 4%. Excluding foreign exchange variation effects, it decreased by 1%, resulting from lower well intervention expenses in Campos and Espírito Santo Basins.

Lifting Cost - Including production taxes – U.S.$/barrel

(1H-2015 x 1H-2014): Lifting cost including production taxes in U.S. dollars was 36% lower in Jan-Jun/2015 compared to Jan-Jun/2014, mainly resulting from a decrease in production taxes due to lower average reference price for domestic crude oil in U.S. dollars (a 51% decrease), attributable to lower international crude oil prices.

(2Q-2015 x 1Q-2015): The 10% increase in lifting cost including production taxes is mainly attributable to higher production taxes due to an increase in the average reference price for domestic crude oil in U.S. dollars (a 17% increase), attributable to higher international crude oil prices.

Nota de rodapé:

 (*) Not reviewed by independent auditor.

 7 Crude oil and natural gas lifting cost.

FINANCIAL AND OPERATING HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

Jan-Jun
2015	2014	2015 x 2014 (%)	Net Income	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
11,803	(8,691)	236		5,622	6,181	(9)	(3,883)

(1H-2015 x 1H-2014): The net income in Jan-Jun/2015 compared to a loss in Jan-Jun/2014 is attributable to a decrease in crude oil acquisition/transfer costs resulting from lower international crude oil prices, to diesel (5%) and gasoline (3%) price increases in November 2014, to a lower share of crude oil imports on feedstock processing and to a lower share of oil product imports in our sales mix.

(2Q-2015 x 1Q-2015): Net income in the 2Q-2015 was lower than 1Q-2015 due to an increase in crude oil acquisition/transfer costs, resulting from higher international crude oil prices in the 2Q-2015. In addition, the Company recognized impairment losses in the 2Q-2015 in RTM assets, attributable to projects removed from the 2015-2019 Business and Management Plan investment portfolio (R$ 364 million).

Jan-Jun
2015	2014	2015 x 2014 (%)	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

291	447	(35)	Crude oil imports	305	277	10	534
330	415	(20)	Oil product imports	315	345	(9)	407
621	862	(28)	Imports of crude oil and oil products	620	622	-	941
344	166	107	Crude oil exports [8]	405	281	44	138
152	170	(11)	Oil product exports	188	116	62	170
496	336	48	Exports of crude oil and oil products	593	397	49	308
(125)	(526)	76	Exports (imports) net of crude oil and oil products	(27)	(225)	88	(633)
1	3	(67)	Other exports	1	−	-	1

(1H-2015 x 1H-2014): Crude oil exports were higher and crude oil imports were lower due to an increase in crude oil production and a decrease in feedstock processed in the Company’s domestic refineries.

Oil product imports decreased, resulting from lower domestic demand.

Oil product exports decreased due to a decrease in fuel oil production.

(2Q-2015 x 1Q-2015): Higher crude oil exports, attributable to a decrease in inventory levels (which had increase in the 1Q-2015), because of a lower feedstock processing).

Higher fuel oil exports driven by lower domestic demand and higher fuel oil production. Diesel imports decreased due to an increase in diesel production, and gasoline imports were lower due to a decrease in domestic demand and an increase in gasoline production.

Higher crude oil imports due to increased feedstock processing in the 2Q-2015.

(*) Not reviewed by independent auditor.

8 It includes crude oil export volumes made both by our Refining, Transportation and Marketing segment and by our Exploration & Production segment.

FINANCIAL AND OPERATING HIGHLIGHTS

Jan-Jun
2015	2014	2015 x 2014 (%)	Refining Operations (Mbbl/d) (*)	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

2,031	2,152	(6)	Output of oil products	2,098	1,964	7	2,180
2,176	2,102	4	Reference feedstock [9]	2,176	2,176	−	2,102
89	97	(8)	Refining plants utilization factor (%) [10]	92	86	6	98
1,936	2,041	(5)	Feedstock processed (excluding NGL) - Brazil [11]	1,993	1,879	6	2,064
1,977	2,080	(5)	Feedstock processed - Brazil [12]	2,031	1,922	6	2,101
86	82	4	Domestic crude oil as % of total feedstock processed	86	86	−	82

(1H-2015 x 1H-2014): Daily feedstock processed was 5% lower, due to a scheduled stoppage in the distillation unit of Landulpho Alves Refinery (RLAM), partially offset by the production start-up of RNEST in November 2014.

(2Q-2015 x 1Q-2015): Daily feedstock processed was 6% higher, resulting from the restart of operations at RLAM, due to a scheduled stoppage in the 1Q-2015.
Jan-Jun
2015	2014	2015 x 2014 (%)	Refining Cost - Brazil (*)	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

2.74	2.85	(4)	Refining cost (U.S.$/barrel)	2.64	2.84	(7)	2.94

8.07	6.52	24	Refining cost (R$/barrel)	7.98	8.16	(2)	6.56

(1H-2015 x 1H-2014): Refining cost, in US$/barrel, decreased by 4% in Jan-Jun 2015 when compared to Jan-Jun 2014. Excluding foreign exchange variation effects, refining cost, in R$/barrel, increased by 24%, mainly due to higher employee compensation costs attributable to the 2014 Collective Bargaining Agreement and to a decrease in feedstock processed due to a scheduled stoppage in RLAM in the 1Q-2015.

(2Q-2015 x 1Q-2015): Refining cost, in US$/barrel, decreased by 7%. Refining cost, in R$/barrel, decreased by 2% driven by the restart of operations at RLAM.

(*) Not reviewed by independent auditor.

 9 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

 10 Refining plants utilization factor is the feedstock processed (excluding NGL) divided by he reference feedstock.

 11 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

 12 Feedstock processed – Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

Jan-Jun
2015	2014	2015 x 2014 (%)	Net Income	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
1,125	1,217	(8)		90	1,035	(91)	702

(1H-2015 x 1H-2014): Net income was lower in Jan-Jun/2015 when compared to Jan-Jun/2014, due to: i) a decrease in electricity sales margins due to a 42% decrease in electricity spot prices; ii) an impairment loss recognized in a Nitrogen Fertilizers Plant (Unidade de Fertilizantes Nitrogenados – UFN V); iii) the recognition of tax expense related to deferred VAT on natural gas purchases (R$ 516 million); iv) a reversal of VAT credits from natural gas transportation activities in the State of Amazonas (R$ 355 million); and v) a gain on disposal of the Company’s interest in Brasil PCH S/A in 2014 (R$ 646 million), which was not recurrent in 2015.

Those factors were partially offset by: i) an increase in natural gas sales margins driven by higher natural gas sales prices and lower LNG and natural gas import costs; ii) an increase in natural gas sales volumes; and iii) reversal of an allowance for impairment of receivables from companies in the northern Brazil isolated electricity system.

(2Q-2015 x 1Q-2015): Net income decreased in Jan-Jun/2015 compared to Jan-Jun/2014 due to: i) impairment losses recognized in a Nitrogen Fertilizers Plant (Unidade de Fertilizantes Nitrogenados – UFN V) due to its removal from the 2015-2019 Business and Management Plan investment portfolio (R$ 585 million); ii) a reversal of VAT credits from natural gas transportation activities (R$ 355 million); and iii) reversal of an allowance for impairment of receivables from companies in the northern Brazil isolated electricity system in the 1Q-2015.

These effects were partially offset by an increase in gross profit resulting from higher electricity sales margins.

For comparative purposes, the recognition of tax expense related to deferred VAT on natural gas purchases (R$ 516 million) was reclassified from the Corporate Segment to Gas & Power.

Jan-Jun
2015	2014	2015 x 2014 (%)	Physical and Financial Indicators (*)	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

907	1,204	(25)	Electricity sales (Free contracting market - ACL) [13] - average MW	902	911	(1)	1,157
3,263	2,193	49	Electricity sales (Regulated contracting market - ACR) [14] - average MW	3,263	3,263	−	2,453
5,048	4,405	15	Generation of electricity - average MW	4,987	5,110	(2)	4,690
378	650	(42)	Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh [15]	369	387	(5)	649
122	135	(10)	Imports of LNG (Mbbl/d)	132	113	17	150
204	205	−	Imports of natural gas (Mbbl/d)	201	208	(3)	205

(1H-2015 x 1H-2014): Electricity sales volumes to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 25% lower, resulting from the transfer of a portion of our available capacity (1,049 average MW) to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR).

Electricity generation was 15% higher due to an increase in the domestic demand for thermal power (coordinated and controlled by the Brazilian Electric System National Operator – Operador Nacional do Sistema ONS) and to an increase in the installed capacity of the Petrobras’s Thermal Power Plants Complex (due to the execution of a lease agreement for UTE Cuiabá thermal power plant and to the closure of the cycle of UTE Baixada Fluminense in January 2015).

Electricity prices decreased by 42% in the spot market resulting from changes in the spot market price regulation established by the Brazilian Electricity Agency (Agência Nacional de Energia Elétrica – ANEEL), which reduced the maximum spot price after December 27, 2014.

LNG imports decreased by 10% due to a higher domestic natural gas supply attributable to a 15% increase in domestic natural gas production.

(2Q-2015 x 1Q-2015): Electricity generation decresased by 2% resulting from a decrease in the domestic demand for thermal power, mainly driven by an increase in the level of water reservoirs in hydroelectric power plants in the the Northern and Southern Regions of Brazil.

Electricity prices were 5% lower in the spot market due to an increase in rainfall levels in the period, mainly in the Northern and Southern Regions of Brazil.

LNG imports were 17% higher resulting from a lower domestic natural gas supply and a 3% decrease in Bolivian natural gas imports.

(*) Não revisado pelo auditor independente.

13 ACL – Ambiente de Contratação Livre (Free contracting market).

14 ACR - Ambiente de Contratação Regulada (Regulated contracting market).

15 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

DISTRIBUTION

Jan-Jun
2015	2014	2015 x 2014 (%)	Net Income	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
739	956	(23)		184	555	(67)	472

(1H-2015 x 1H-2014): Net income decreased in Jan-Jun/2015 when compared to Jan-Jun/2014 due to lower average trade margins (6.9%) and to a decrease in domestic demand for ethanol and gasoline.	(2Q-2015 x 1Q-2015): Net income was lower in the 2Q-2015 when compared to the 1Q-2015 due to a decrease in average trade margins (7.2%) and to a decrease in sales volumes (3.2%).
Jan-Jun
2015	2014	2015 x 2014 (%)	Market Share (*)16	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
36.1%	36.9%	(1)		35.5%	36.7%	(1)	36.8%

(1H-2015 x 1H-2014): Market share decreased mainly due to the expansion of the hydrated ethanol market (a 38% increase) in which Petrobras Distribuidora (BR) has a lower market share and also due to an increase in gasoline imports made by competitors in the 1H-2015.

(2Q-2015 x 1Q-2015): Market share was lower mainly resulting from a decrease in the domestic demand for thermal power and to the seasonality of sales made by our Distribution segment in the 2Q-2015.

*Not reviewed by independent auditor.

16 Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

FINANCIAL AND OPERATING HIGHLIGHTS

INTERNATIONAL

As a result of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer in March, 2015, the Company has approved adjustments to the structure of other business segments to allocate its international activities to those other segments. Considering the necessary steps to integrate the management of those activities, the Company is still presenting the results of international activities separately.

Jan-Jun
2015	2014	2015 x 2014 (%)	Net Income	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
919	1,146	(20)		816	103	692	393

(1H-2015 x 1H-2014): Net income was lower in the 1H-2015 when compared to the 1H-2014 due to a decrease in international crude oil prices, which reduced both the gross margin and the earnings from the Company’s equity-accounted joint-venture in Africa. The decrease in E&P crude oil sales volumes attributable to the disposal of onshore assets in Colombia and of the Company’s investment in Petrobras Energia Peru S/A in 2014 also affected net income. These effects were partially offset by a gain on the disposal of fields in the Austral Basin in Argentina in 2015.

(2Q-2015 x 1Q-2015): Net income was higher mainly due to an increase in oil product sales prices by our U.S. refineries, to higher crude oil sales volumes by our U.S. E&P segment and to tax credits recognized by our Dutch subsidiaries as deferred income taxes in the 2Q-2015.

Jan-Jun
2015	2014	2015 x 2014 (%)	Exploration & Production-International (Mbbl/d)17 (*)	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

			Consolidated international production
70	89	(21)	Crude oil and NGLs	71	69	3	91
88	93	(5)	Natural gas	89	87	2	95
158	182	(13)	Total consolidated international production	160	156	3	186
31	31	−	Non-consolidated international production	31	31	−	31
189	213	(11)	Total international production	191	187	2	217

(1H-2015 x 1H-2014): Consolidated international crude oil and NGL production decreased by 21%, due to the disposal of onshore areas in Peru in November 2014, in Colombia in April 2014 and in the Austral Basin in Argentina in March 2015. These effects were partially offset by an increase in production due to the start-up of Saint Malo fields in December 2014 and Lucius in January 2015 in the United States.

Natural gas production decreased by 5% mainly due to the disposal of onshore assets in Peru and of the Company’s investment in the Austral Basin in Argentina. These effects were partially offset by the production start-up of Hadrian South field in the United States in the end of March 2015.

(2Q-2015 x 1Q-2015): Consolidated international crude oil and NGL production increased by 3%, mainly in the United States, due to the ramp-up production of Saint Malo and Lucius fields, partially offset by the disposal of the Company’s investment in the Austral Basin in Argentina in March 2015.

Natural gas production increased by 2% mainly in the United States, due to the production start-up of Hadrian South field at the end of March 2015, partially offset by the disposal of assets in the Austral Basin in Argentina.

Jan-Jun
2015	2014	2015 x 2014 (%)	International Sales price	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

59.51	86.10	(31)	. Crude oil (U.S. dollars/bbl)	60.52	58.40	4	87.91
22.53	21.74	4	. Natural gas (U.S. dollars/bbl)	22.66	22.40	1	20.36

(*) Not reviewed by independent auditor.

17 Some of the countries that comprise the international production are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL AND OPERATING HIGHLIGHTS

Jan-Jun
2015	2014	2015 x 2014 (%)	Lifting Cost - International (U.S.$/barrel) 18 (*)	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
8.00	8.40	(5)		7.16	8.86	(19)	8.93

(1H-2015 x 1H-2014): International lifting cost was 5% lower, mainly in the United States, due to the production start-up of Saint Malo, Lucius and Hadrian South fields that have lower-than-average lifting costs, and due to the disposal of onshore assets in Peru and Colombia, which had higher-than-average lifting costs.

(2Q-2015 x 1Q-2015): International lifting cost decreased by 19%, mainly in Argentina, due to the disposal of assets in the Austral Basin at the end of March 2015, and in the United States, due to an increase in crude oil production in Saint Malo, Lucius and Hadrian South fields.

Jan-Jun
2015	2014	2015 x 2014 (%)	Refining Operations - International (Mbbl/d) (*)	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

131	172	(24)	Total feedstock processed [19]	135	127	6	178
147	184	(20)	Output of oil products	140	155	(10)	193
230	230	−	Reference feedstock [20]	230	230	−	230
55	72	(17)	Refining plants utilization factor (%) [21]	56	54	2	75

(1H-2015 x 1H-2014): International total feedstock processed was 24% lower due to a decrease in oil product production and lower capacity utilization, mainly in the United States, due to a maintenance scheduled stoppage in the Pasadena Refinery distillation unit from the beginning of March 2015 to mid-April 2015, and in Japan due to the interruption of feedstock processing at the Okinawa Refinery since April 2015.

(2Q-2015 x 1Q-2015): Feedstock processed was 6% higher due to a scheduled stoppage in the Pasadena Refinery in the United States in March 2015. This effect was partially offset by the interruption of feedstock processing at the Okinawa Refinery in Japan since April 2015.

Jan-Jun
2015	2014	2015 x 2014 (%)	Refining Cost - International (U.S.$/barrel) (*)	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
4.00	3.71	8		4.08	3.90	5	3.76

(1H-2015 x 1H-2014): International refining cost per unit was 8% higher, mainly due to higher employee compensation costs in Argentina.

(2Q-2015 x 1Q-2015): International refining cost per unit increased by 5%, mainly due to the interruption of feedstock processing at the Okinawa Refinery in Japan in the 2Q-2015, with had lower-than-average costs per unit.

BIOFUEL

Jan-Jun
2015	2014	2015 x 2014 (%)	Net Income	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
(353)	(141)	(150)		(304)	(49)	(520)	(66)

(1H-2015 x 1H-2014): Biofuel losses were higher due to impairment losses attributable to changes in the Company’s 2015-2019 Business and Management Plan. Losses in ethanol trading due to a decrease in selling prices also increased biofuel losses.

(2Q-2015 x 1Q-2015): Biofuel losses were higher due to impairment losses attributable to changes in the Company’s 2015-2019 Business and Management Plan. These effects were partially offset by a higher share of earnings in biodiesel investees due to an increase in the average biodiesel sales prices.

(*) Not reviewed by independent auditor.

18 Indicator of crude oil and natural gas lifting cost.

 19 Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

 20 Reference feedstock is the maximum sustainable crude oil feedstock reached at distillation plants.

 21 Refining Plant Utilization Factor is the crude oil processed at the distillation unit divided by the reference feedstock.

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

Jan-Jun
2015	2014	2015 x 2014 (%)		2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

915	973	(6)	Diesel	923	907	2	999
555	610	(9)	Gasoline	537	573	(6)	619
111	112	(1)	Fuel oil	103	119	(13)	114
146	170	(14)	Naphtha	168	124	35	162
229	230	−	LPG [22]	236	223	6	237
110	109	1	Jet fuel [23]	107	113	(5)	108
173	203	(15)	Others	176	171	3	204
2,239	2,407	(7)	Total oil products	2,250	2,230	1	2,443
117	92	27	Ethanol, nitrogen fertilizers, renewables and other products	119	115	3	88
448	439	2	Natural gas	448	448	−	451
2,804	2,938	(5)	Total domestic market	2,817	2,793	1	2,982
497	339	47	Exports	594	397	50	309
505	579	(13)	International sales	493	518	(5)	598
1,002	918	9	Total international market	1,087	915	19	907
3,806	3,856	(1)	Total	3,904	3,708	5	3,889

(1H-2015 x 1H-2014): Our domestic sales volumes decreased by 5%, primarily due to:

•       Diesel (a 6% decrease): i) lower consumption by infrastructure construction projects in Brazil; and ii) a higher percentage of mandatory biodiesel content requirement in diesel (diesel/biodiesel mix). These effects were partially offset by: i) an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs); and ii) higher thermoelectric consumption by thermoelectric plants of the Brazilian Integrated Electricity System;

•       Gasoline (a 9% decrease): i) an increase in the anhydrous ethanol content requirement for Type C gasoline (from 25% to 27%); ii) a decrease in the automotive gasoline-moved fleet; and iii) higher share of gasoline sales from other market players;

•       Naphtha (a 14% decrease): due to lower demand by domestic customers, mainly Braskem; and

•       Natural gas (a 2% increase): due to a higher demand in the non-thermal sector.

(2Q-2015 x 1Q-2015): Our domestic sales volumes increased by 1% when compared to the 1Q-2015, primarily due to:

•       Diesel (a 2% increase): due to seasonal demand, resulting from lower industrial and agricultural activity in the beginning of the year;

•       Gasoline (a 6% decrease): i) higher hydrated ethanol demand, mainly as a result of its higher competitiveness; and ii) an increase in the anhydrous ethanol content requirement for Type C gasoline (from 25% to 27%);

•       Fuel oil (a 13% decrease): lower sales to thermoelectric plants in several Brazilian states;

•       Naphtha (a 35% increase): due to the negative impact in the 1Q-2015 of: i) a stoppage at the U-32 unit of RLAM refinery; and ii) lower sales to Braskem; and

•       LPG (a 6% increase): due to a decrease in average temperatures and higher economic activity.

(*) Not reviewed by independent auditor.

 22 LPG – Liquified crude oil gas.

 23 Jet fuel.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary24

R$ million
Jan-Jun
2015	2014		2Q-2015	1Q-2015	2Q-2014

68,946	46,257	Adjusted cash and cash equivalents at the beginning of period [25]	68,182	68,946	78,478
(24,707)	(9,085)	Government bonds and time deposits at the beginning of period	(33,732)	(24,707)	(10,011)
44,239	37,172	Cash and cash equivalents at the beginning of period [24]	34,450	44,239	68,467
39,317	23,714	Net cash provided by (used in) operating activities	22,890	16,427	14,299
(16,078)	(37,117)	Net cash provided by (used in) investing activities	5,253	(21,331)	(16,924)
(34,833)	(39,477)	Capital expenditures and investments in operating segments	(17,153)	(17,680)	(19,141)
612	1,054	Proceeds from disposal of assets (divestment)	96	516	185
18,143	1,306	Investments in marketable securities	22,310	(4,167)	2,032
23,239	(13,403)	(=) Net cash flow	28,143	(4,904)	(2,625)
8,581	46,295	Net financings	18,887	(10,306)	2,294
37,472	64,026	Proceeds from long-term financing	33,737	3,735	10,119
(28,891)	(17,731)	Repayments	(14,850)	(14,041)	(7,825)
−	(8,731)	Dividends paid to shareholders	−	−	(8,731)
505	1	Acquisition of non-controlling interest	109	396	110
4,602	(3,194)	Effect of exchange rate changes on cash and cash equivalents	(423)	5,025	(1,375)
81,166	58,140	Cash and cash equivalents at the end of period [24]	81,166	34,450	58,140
10,470	8,223	Government bonds and time deposits at the end of period	10,470	33,732	8,223
91,636	66,363	Adjusted cash and cash equivalents at the end of period [25]	91,636	68,182	66,363

As of June 30, 2015, the balance of cash and cash equivalents increased by 83% when compared to the balance as of December 31, 2014 and the balance of adjusted cash and cash equivalents25  increased by 33%. Our principal uses of funds in the 1H-2015 were for capital expenditures and repayment of long-term financing. We met these requirements with cash provided by operating activities of R$ 39,317 million and with proceeds from long-term financing of R$ 37,472 million. The balance of adjusted cash and cash equivalents was positively impacted in 2015 by foreign exchange rate variation applied on our foreign financial investments.

Net cash provided by operating activities increased by 66%  in Jan-Jun/2015 when compared to Jan-Jun/2014, mainly due to higher gross profit before depreciation (R$ 12,702 million), mainly due to higher diesel and gasoline prices, increased crude oil export volumes, lower production taxes and decreased crude oil and oil product imports costs (attributable to a decrease in Brent prices and in international oil product prices), along with a lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the oil product sales mix, resulting mainly from a decrease in the economic activity in Brazil (which reduced sales volumes).

Capital expenditures and investments in operating segments were 12% lower in Jan-Jun/2015 compared to Jan-Jun/2014, mainly due to a 60% decrease in capital expenditures in our Refining, Transportation and Marketing (RTM) segment. The R$ 18,143 million received in marketable securities relate to proceeds from the maturity of financial investments with maturities longer than three months, most of which were invested in other financial investments, with maturities of less than three months (classified as cash and cash equivalents).

Free cash flow was positive in Jan-Jun 2015 (R$ 23.239 million) compared to a negative free cash flow of R$ 13,403 million in the 1H-2014.

The Company raised long-term financing of R$ 33,737 million in the 2Q-2015, mainly through a US$ 5 billion funding agreement with the Chinese Development Bank (CDB), US$ 2 billion raised through the issuance of Global Notes maturing in 2115, and also through bilateral credit agreements with Brazilian banks. The average maturity of outstanding debt was 7.42 years as of June 30, 2015.

Repayments of interest and principal were R$ 28,891 million in Jan-Jun/2015, 63% higher than in Jan-Jun/2014 and 6% higher in the 2Q-2015 compared to the 1Q-2015.

The 2015-2019 Business and Management Plan (Plano de Negócios e Gestão) projects deleverage targets of 35% net debt to net debt plus shareholders’ equity ratio and a decrease on net debt to Adjusted EBITDA ratio to 2.5 times by 2020, and also projects raising US$ 57.7 billion through divesting efforts, businesses restructurings and demobilization of assets betweeen 2015 and 2018.

24For more details, see the Consolidated Statement of Cash Flows Data on page 19.

25 Our adjusted cash and cash equivalents include government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

FINANCIAL AND OPERATING HIGHLIGHTS

Capital expenditures and investments

	R$ million
	Jan-Jun
	2015	%	2014	%	Δ%

Exploration & Production	28,206	78	26,926	65	5
Refining, Transportation and Marketing	3,747	10	9,486	23	(60)
Gas & Power	1,399	4	2,590	6	(46)
International	2,048	6	1,472	4	39
Exploration & Production	1,692	83	1,265	86	34
Refining, Transportation and Marketing	283	14	173	12	64
Gas & Power	36	2	6	−	500
Distribution	34	2	22	1	55
Other	3	−	6	−	(50)
Distribution	342	1	429	1	(20)
Biofuel	39	−	19	−	105
Corporate	393	1	577	1	(32)
Total capital expenditures and investments	36,174	100	41,499	100	(13)

Pursuant to the Company’s strategic objectives, it operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

The Company invested a total of R$ 36,174 million in the 1H-2015, primarily aiming at increasing crude oil and natural gas production.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	R$ million

	06.30.2015	12.31.2014	Δ%

Current debt [26]	44,655	31,565	41
Non-current debt [27]	370,894	319,470	16
Total	415,549	351,035	18
Cash and cash equivalents	81,166	44,239	83
Government securities and time deposits (maturity of more than 3 months)	10,470	24,707	(58)
Adjusted cash and cash equivalents	91,636	68,946	33
Net debt [28]	323,913	282,089	15
Net debt/(net debt+shareholders' equity)	51%	48%	3
Total net liabilities [29]	767,663	724,429	6
Capital structure
(Net third parties capital / total net liabilities)	60%	57%	3
Net debt/LTM Adjusted EBITDA ratio [30]	4.64	4.77	(3)

	U.S.$ million

	06.30.2015	12.31.2014	Δ%

Current debt [26]	14,393	11,884	21
Non-current debt [27]	119,543	120,274	(1)
Total	133,936	132,158	1
Net debt [28]	104,400	106,201	(2)
Average maturity of outstanding debt (years)	7.42	6.10	1.32

	R$ million

	06.30.2015	12.31.2014	Δ%

Summarized information on financing
By rate
Floating rate debt	212,805	173,977	22
Fixed rate debt	202,531	176,868	15
Total	415,336	350,845	18

By currency
Reais	70,947	62,223	14
US Dollars	305,956	252,787	21
Euro	27,183	25,820	5
Other currencies	11,250	10,015	12
Total	415,336	350,845	18

By maturity
2015	22,636	31,523	(28)
2016	37,833	33,397	13
2017	36,371	31,742	15
2018	54,454	47,254	15
2019	75,655	64,252	18
2020 and thereafter	188,387	142,677	32
Total	415,336	350,845	18

Consolidated net debt in Reais increased by 15% when compared to December 31, 2014 as a result of the 16.8% impact from the depreciation of the Real against the U.S. dollar.

26Includes Finance lease obligations (R$ 45 million on June 30, 2015 and R$ 42 million on December 31, 2014).

27 Includes Finance lease obligations (R$ 168 million on June 30, 2015 and R$ 148 million on December 31, 2014).

28 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

29 Total liabilities net of adjusted cash and cash equivalents.

30 Beginning in the period ended June 30, 2015, the Company calculated its ratios including Adjusted EBITDA by adding the last four quarters (or Last Twelve Months - LTM Adjusted EBITDA), consistently with the market best practices. The Company previously annualized its Adjusted EBITDA by multiplying the year-to-date amount by the remaining period.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated 31

R$ million
Jan-Jun
2015	2014		2Q-2015	1Q-2015	2Q-2014

154,296	163,843	Sales revenues	79,943	74,353	82,298
(106,324)	(125,862)	Cost of sales	(54,381)	(51,943)	(63,480)
47,972	37,981	Gross profit	25,562	22,410	18,818
(5,610)	(5,497)	Selling expenses	(3,886)	(1,724)	(2,772)
(5,474)	(5,140)	General and administrative expenses	(2,764)	(2,710)	(2,580)
(2,403)	(3,328)	Exploration costs	(1,420)	(983)	(1,803)
(1,174)	(1,193)	Research and development expenses	(610)	(564)	(601)
(4,713)	(640)	Other taxes	(3,960)	(753)	(313)
(5,776)	(5,758)	Other income and expenses, net	(3,435)	(2,341)	(1,901)
(25,150)	(21,556)		(16,075)	(9,075)	(9,970)
22,822	16,425	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	9,487	13,335	8,848
1,349	1,800	Finance income	615	734	758
(9,252)	(4,091)	Finance expenses	(5,561)	(3,691)	(2,243)
(3,766)	1,177	Foreign exchange and inflation indexation charges	(1,102)	(2,664)	545
(11,669)	(1,114)	Net finance income (expense)	(6,048)	(5,621)	(940)
342	793	Share of earnings in equity-accounted investments	169	173	271
(363)	(648)	Profit-sharing	(27)	(336)	(312)
11,132	15,456	Net income (loss) before income taxes	3,581	7,551	7,867
(5,696)	(4,479)	Income taxes	(2,673)	(3,023)	(2,676)
5,436	10,977	Net income (loss)	908	4,528	5,191
		Net income (loss) attributable to:
5,861	10,352	Shareholders of Petrobras	531	5,330	4,959
(425)	625	Non-controlling interests	377	(802)	232
5,436	10,977		908	4,528	5,191

31 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	R$ million

	06.30.2015	12.31.2014

Current assets	160,380	135,023
Cash and cash equivalents	81,166	44,239
Marketable securities	10,478	24,763
Trade and other receivables, net	20,050	21,167
Inventories	33,771	30,457
Recoverable taxes	9,927	10,123
Assets classified as held for sale	281	13
Other current assets	4,707	4,261

Non-current assets	698,919	658,352
Long-term receivables	56,231	50,104
Trade and other receivables, net	16,219	12,834
Marketable securities	298	290
Judicial deposits	9,094	7,124
Deferred taxes	2,888	2,673
Other tax assets	10,332	10,645
Advances to suppliers	6,743	6,398
Other non-current assets	10,657	10,140
Investments	15,587	15,282
Property, plant and equipment	615,096	580,990
Intangible assets	12,005	11,976
Total assets	859,299	793,375

LIABILITIES	R$ million

	06.30.2015	12.31.2014

Current liabilities	100,596	82,659
Trade payables	24,581	25,924
Current debt	44,655	31,565
Taxes payable	17,226	11,453
Employee compensation (payroll, profit-sharing and related charges)	5,472	5,489
Pension and medical benefits	2,109	2,115
Liabilities associated with assets classified as held for sale	193	−
Other current liabilities	6,360	6,113
Non-current liabilities	449,300	399,994
Non-current debt	370,894	319,470
Deferred taxes	4,927	8,052
Pension and medical benefits	46,074	43,803
Provision for decommissioning costs	20,575	21,958
Provisions for legal proceedings	4,446	4,091
Other non-current liabilities	2,384	2,620
Shareholders' equity	309,403	310,722
Share capital	205,432	205,432
Profit reserves and others	101,788	103,416
Non-controlling interests	2,183	1,874
Total liabilities and shareholders' equity	859,299	793,375

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

Jan-Jun
2015	2014		2Q-2015	1Q-2015	2Q-2014

5,861	10,352	Net income (loss) attributable to the shareholders of Petrobras	531	5,330	4,959
33,456	13,362	(+) Adjustments for:	22,359	11,097	9,340
17,544	14,833	Depreciation, depletion and amortization	9,028	8,516	7,710
11,871	2,896	Foreign exchange and inflation indexation and finance charges	5,577	6,294	1,479
(425)	625	Non-controlling interests	377	(802)	232
(342)	(793)	Share of earnings in equity-accounted investments	(169)	(173)	(271)
24	209	Allowance for impairment of trade receivables	887	(863)	177
(189)	(313)	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	215	(404)	271
3,812	2,296	Deferred income taxes, net	1,768	2,044	1,614
1,663	2,552	Exploration expenditures writen-off	1,087	576	1,495
1,329	473	Impairment of property, plant and equipment, intangible and other assets	1,037	292	197
3,368	2,252	Pension and medical benefits (actuarial expense)	1,684	1,684	1,211
(2,654)	(4,760)	Inventories	(1,630)	(1,024)	(2,290)
(343)	(3,190)	Trade and other receivables, net	(416)	73	(641)
(2,456)	157	Trade payables	(181)	(2,275)	644
(1,122)	(901)	Pension and medical benefits	(707)	(415)	(566)
5,992	(2,006)	Taxes payable	5,669	323	(732)
(4,616)	(968)	Other assets and liabilities	(1,867)	(2,749)	(1,190)
39,317	23,714	(=) Net cash provided by (used in) operating activities	22,890	16,427	14,299
(16,078)	(37,117)	(-) Net cash provided by (used in) investing activities	5,253	(21,331)	(16,924)
(34,833)	(39,477)	Capital expenditures and investments in operating segments	(17,153)	(17,680)	(19,141)
612	1,054	Proceeds from disposal of assets (divestment)	96	516	185
18,143	1,306	Investments in marketable securities	22,310	(4,167)	2,032
23,239	(13,403)	(=) Net cash flow	28,143	(4,904)	(2,625)
9,086	37,565	(-) Net cash provided by (used in) financing activities	18,996	(9,910)	(6,327)
37,472	64,026	Proceeds from long-term financing	33,737	3,735	10,119
(19,446)	(11,068)	Repayment of principal	(11,005)	(8,441)	(4,933)
(9,445)	(6,663)	Repayment of interest	(3,845)	(5,600)	(2,892)
−	(8,731)	Dividends paid to shareholders	−	−	(8,731)
505	1	Acquisition of non-controlling interest	109	396	110
4,602	(3,194)	Effect of exchange rate changes on cash and cash equivalents	(423)	5,025	(1,375)
36,927	20,968	(=) Net increase (decrease) in cash and cash equivalents in the period	46,716	(9,789)	(10,327)
44,239	37,172	Cash and cash equivalents at the beginning of period	34,450	44,239	68,467
81,166	58,140	Cash and cash equivalents at the end of period	81,166	34,450	58,140

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 1H-2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	57,546	114,446	20,868	308	47,723	13,857	−	(100,452)	154,296
Intersegments	56,800	38,707	3,286	292	916	451	−	(100,452)	−
Third parties	746	75,739	17,582	16	46,807	13,406	−	−	154,296
Cost of sales	(39,051)	(92,470)	(17,207)	(340)	(44,121)	(11,590)	−	98,455	(106,324)
Gross profit	18,495	21,976	3,661	(32)	3,602	2,267	−	(1,997)	47,972
Expenses	(5,014)	(4,656)	(1,975)	(79)	(2,441)	(1,144)	(10,183)	342	(25,150)
Selling, general and administrative expenses	(720)	(3,532)	(466)	(55)	(2,472)	(1,157)	(3,025)	343	(11,084)
Exploration costs	(2,277)	−	−	−	−	(126)	−	−	(2,403)
Research and development expenses	(448)	(189)	(124)	(17)	(2)	(4)	(390)	−	(1,174)
Other taxes	(109)	(215)	(806)	(1)	(20)	(165)	(3,397)	−	(4,713)
Other income and expenses, net	(1,460)	(720)	(579)	(6)	53	308	(3,371)	(1)	(5,776)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	13,481	17,320	1,686	(111)	1,161	1,123	(10,183)	(1,655)	22,822
Net finance income (expense)	−	−	−	−	−	−	(11,669)	−	(11,669)
Share of earnings in equity-accounted investments	(187)	498	168	(279)	3	141	(2)	−	342
Profit-sharing	(63)	(194)	(12)	(1)	(45)	(3)	(45)	−	(363)
Net income (loss) before income taxes	13,231	17,624	1,842	(391)	1,119	1,261	(21,899)	(1,655)	11,132
Income taxes	(4,562)	(5,823)	(569)	38	(380)	(171)	5,208	563	(5,696)
Net income (loss)	8,669	11,801	1,273	(353)	739	1,090	(16,691)	(1,092)	5,436
Net income (loss) attributable to:
Shareholders of Petrobras	8,675	11,803	1,125	(353)	739	919	(15,955)	(1,092)	5,861
Non-controlling interests	(6)	(2)	148	−	−	171	(736)	−	(425)
	8,669	11,801	1,273	(353)	739	1,090	(16,691)	(1,092)	5,436

Consolidated Income Statement by Segment – 1H-2014 32

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	78,863	129,097	19,924	256	47,371	16,993	−	(128,661)	163,843
Intersegments	78,384	45,824	1,763	223	1,327	1,140	−	(128,661)	−
Third parties	479	83,273	18,161	33	46,044	15,853	−	−	163,843
Cost of sales	(39,570)	(137,890)	(17,220)	(315)	(43,500)	(15,002)	−	127,635	(125,862)
Gross profit	39,293	(8,793)	2,704	(59)	3,871	1,991	−	(1,026)	37,981
Expenses	(6,581)	(4,543)	(1,269)	(79)	(2,377)	(885)	(6,075)	253	(21,556)
Selling, general and administrative expenses	(440)	(3,454)	(1,452)	(57)	(2,224)	(853)	(2,413)	256	(10,637)
Exploration costs	(3,132)	−	−	−	−	(196)	−	−	(3,328)
Research and development expenses	(618)	(195)	(94)	(14)	(1)	(2)	(269)	−	(1,193)
Other taxes	(53)	(113)	(103)	(1)	(18)	(111)	(241)	−	(640)
Other income and expenses, net	(2,338)	(781)	380	(7)	(134)	277	(3,152)	(3)	(5,758)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	32,712	(13,336)	1,435	(138)	1,494	1,106	(6,075)	(773)	16,425
Net finance income (expense)	−	−	−	−	−	−	(1,114)	−	(1,114)
Share of earnings in equity-accounted investments	−	224	320	(49)	−	291	7	−	793
Profit-sharing	(223)	(182)	(25)	−	(45)	(12)	(161)	−	(648)
Net income (loss) before income taxes	32,489	(13,294)	1,730	(187)	1,449	1,385	(7,343)	(773)	15,456
Income taxes	(11,046)	4,596	(480)	46	(493)	(135)	2,769	264	(4,479)
Net income (loss)	21,443	(8,698)	1,250	(141)	956	1,250	(4,574)	(509)	10,977
Net income (loss) attributable to:
Shareholders of Petrobras	21,447	(8,691)	1,217	(141)	956	1,146	(5,073)	(509)	10,352
Non-controlling interests	(4)	(7)	33	−	−	104	499	−	625
	21,443	(8,698)	1,250	(141)	956	1,250	(4,574)	(509)	10,977

32 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income and Expenses, Net by Segment – 1H-2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits (retired employees)	−	−	−	−	−	−	(1,895)	−	(1,895)
Unscheduled stoppages and pre-operating expenses	(1,199)	(392)	(166)	−	−	(13)	(12)	−	(1,782)
Impairment	(245)	(365)	(585)	−	−	(91)	−	−	(1,286)
(Losses)/gains on legal, administrative and arbitral proceedings	(116)	(193)	13	−	(43)	(12)	(388)	−	(739)
Institutional relations and cultural projects	(37)	(33)	(3)	−	(81)	(14)	(550)	−	(718)
Health, safety and environment	(33)	(28)	(9)	−	−	(4)	(78)	−	(152)
Voluntary Separation Incentive Plan - PIDV	(21)	(15)	(38)	(3)	1	−	(5)	−	(81)
E&P areas returned and cancelled projects	(69)	−	−	−	−	−	−	−	(69)
Governamental Grants	8	3	−	−	−	−	8	−	19
Reimbursement of unduly capitalized expenses	−	−	−	−	−	−	157	−	157
Gains / (losses) on disposal/write-offs of assets	(337)	264	14	−	4	320	(7)	−	258
(Expenditures)/reimbursements from operations in E&P partnerships	481	−	−	−	−	−	−	−	481
Others	108	39	195	(3)	172	122	(601)	(1)	31
	(1,460)	(720)	(579)	(6)	53	308	(3,371)	(1)	(5,776)

 Other Income and Expenses, Net by Segment – 1H-2014 33

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits (retired employees)	−	−	−	−	−	−	(1,104)	−	(1,104)
Unscheduled stoppages and pre-operating expenses	(1,046)	(28)	(95)	−	−	(18)	(21)	−	(1,208)
Impairment	−	−	−	−	−	15	−	−	15
(Losses)/gains on legal, administrative and arbitral proceedings	(76)	(88)	(31)	−	(41)	(21)	(527)	−	(784)
Institutional relations and cultural projects	(56)	(36)	(6)	−	(60)	(7)	(715)	−	(880)
Health, safety and environment	(36)	(34)	(10)	−	−	(5)	(85)	−	(170)
Voluntary Separation Incentive Plan – PIDV	(968)	(479)	(115)	(7)	(168)	(26)	(613)	−	(2,376)
E&P areas returned and cancelled projects	(494)	−	−	−	−	−	−	−	(494)
Governamental Grants	13	42	109	−	−	−	11	−	175
Gains / (losses) on disposal/write-offs of assets	(189)	(73)	719	−	6	383	(39)	−	807
(Expenditures)/reimbursements from operations in E&P partnerships	383	−	−	−	−	−	−	−	383
Others	131	(85)	(191)	−	129	(44)	(59)	(3)	(122)
	(2,338)	(781)	380	(7)	(134)	277	(3,152)	(3)	(5,758)

Consolidated Assets by Segment – 06.30.2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	438,842	190,133	77,318	2,623	20,478	39,262	106,300	(15,657)	859,299

Current assets	19,896	41,605	10,729	180	9,053	6,439	85,000	(12,522)	160,380
Non-current assets	418,946	148,528	66,589	2,443	11,425	32,823	21,300	(3,135)	698,919
Long-term receivables	19,803	10,229	5,239	10	4,614	5,332	13,974	(2,970)	56,231
Investments	594	4,428	1,433	1,893	54	6,846	339	−	15,587
Property, plant and equipment	390,848	133,242	59,055	540	6,147	19,120	6,309	(165)	615,096
Operating assets	283,275	110,318	47,908	496	5,111	15,718	5,592	(165)	468,252
Assets under construction	107,573	22,924	11,147	44	1,036	3,402	717	−	146,844
Intangible assets	7,701	629	862	−	610	1,525	678	−	12,005

 Consolidated Assets by Segment – 12.31.2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	402,478	186,033	75,350	2,947	19,180	34,553	86,024	(13,190)	793,375

Current assets	15,959	39,111	10,570	173	9,246	6,229	64,174	(10,439)	135,023
Non-current assets	386,519	146,922	64,780	2,774	9,934	28,324	21,850	(2,751)	658,352
Long-term receivables	17,874	9,573	3,749	8	3,217	4,908	13,359	(2,584)	50,104
Investments	531	4,800	1,393	2,221	39	5,912	386	−	15,282
Property, plant and equipment	360,368	131,914	58,770	545	6,066	16,091	7,403	(167)	580,990
Operating assets	263,794	108,747	47,460	502	4,595	9,870	5,562	(167)	440,363
Assets under construction	96,574	23,167	11,310	43	1,471	6,221	1,841	−	140,627
Intangible assets	7,746	635	868	−	612	1,413	702	−	11,976

  [33]

33 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 1H-2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	8,669	11,801	1,273	(353)	739	1,090	(16,691)	(1,092)	5,436
Net finance income (expense)	−	−	−	−	−	−	11,669	−	11,669
Income taxes	4,562	5,823	569	(38)	380	171	(5,208)	(563)	5,696
Depreciation, depletion and amortization	10,892	3,596	1,425	15	226	976	414	−	17,544
EBITDA	24,123	21,220	3,267	(376)	1,345	2,237	(9,816)	(1,655)	40,345
Share of earnings in equity-accounted investments	187	(498)	(168)	279	(3)	(141)	2	−	(342)
Impairment losses / (reversals)	245	365	585	−	−	91	−	−	1,286
Adjusted EBITDA	24,555	21,087	3,684	(97)	1,342	2,187	(9,814)	(1,655)	41,289

 Consolidated Adjusted EBITDA Statement by Segment – 1H-2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	21,443	(8,698)	1,250	(141)	956	1,250	(4,574)	(509)	10,977
Net finance income (expense)	−	−	−	−	−	−	1,114	−	1,114
Income taxes	11,046	(4,596)	480	(46)	493	135	(2,769)	(264)	4,479
Depreciation, depletion and amortization	8,661	3,263	1,106	16	191	1,182	414	−	14,833
EBITDA	41,150	(10,031)	2,836	(171)	1,640	2,567	(5,815)	(773)	31,403
Share of earnings in equity-accounted investments	−	(224)	(320)	49	−	(291)	(7)	−	(793)
Impairment losses / (reversals)	−	−	−	−	−	(15)	−	−	(15)
Adjusted EBITDA	41,150	(10,255)	2,516	(122)	1,640	2,261	(5,822)	(773)	30,595

Consolidated Income Statement for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Jun/2015

Sales revenues	2,874	6,897	721	6,425	10	(3,070)	13,857
Intersegments	1,456	1,999	52	4	10	(3,070)	451
Third parties	1,418	4,898	669	6,421	−	−	13,406

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	907	251	70	152	(300)	43	1,123

Net income (loss) attributable to the shareholders of Petrobras	891	206	128	131	(480)	43	919

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Jun/2014

Sales revenues	3,795	9,153	561	5,872	18	(2,406)	16,993
Intersegments	1,615	1,874	39	3	15	(2,406)	1,140
Third parties	2,180	7,279	522	5,869	3	−	15,853

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	961	173	97	177	(267)	(35)	1,106

Net income (loss) attributable to the shareholders of Petrobras	1,079	195	129	166	(388)	(35)	1,146

 Consolidated Assets for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on June 30, 2015	29,558	5,370	1,390	2,701	3,444	(3,201)	39,262

Total assets on December 31, 2014	25,557	4,944	1,255	2,497	3,267	(2,967)	34,553

APPENDIX

1.    Reconciliation of Adjusted EBITDA

Jan-Jun
2015	2014	2015 X 2014 (%)		2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

5,436	10,977	(50)	Net income (loss)	908	4,528	(80)	5,191
11,669	1,114	947	Net finance income (expense)	6,048	5,621	8	940
5,696	4,479	27	Income taxes	2,673	3,023	(12)	2,676
17,544	14,833	18	Depreciation, depletion and amortization	9,028	8,516	6	7,710
40,345	31,403	28	EBITDA	18,657	21,688	(14)	16,517
(342)	(793)	57	Share of earnings in equity-accounted investments	(169)	(173)	2	(271)
1,286	(15)	-	Impairment losses / (reversals)	1,283	3	-	−
41,289	30,595	35	Adjusted EBITDA	19,771	21,518	(8)	16,246

27	19	8	Adjusted EBITDA margin (%) [34]	25	29	(4)	20

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of earnings in equity-accounted investments and impairment, which provides an additional information about our ability to pay debt, carry out investments and cover our working capital needs. Adjusted EBITDA is not an IFRS measure and may not be comparable with the same measure as reported by other companies.

2.    Effect of weighted average cost flow on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

                                                                                                                                                                                                                                                                     R$ million

	1Q-2015	2Q-2015	Δ *
Effect of the average cost on the cost of sales *	(656)	1,067	1,724

* The effect of the average cost on the cost of sales improved the 2Q-2015 result due to the realization of unit costs of inventories acquired in periods of lower international prices and of lower appreciation of the U.S. dollar.

( ) The amount in parenthesis demonstrates the negative effect on the cost of sales.

34Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

3.    Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured by taxes and contributions, was R$ 49,921 million.

R$ million
Jan-Jun
2015	2014	2015 x 2014 (%)		2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

			Economic Contribution - Brazil
25,378	22,527	13	Domestic Value-Added Tax (ICMS)	12,923	12,455	4	11,355
12,251	7,489	64	PIS/COFINS	6,252	5,999	4	3,905
4,866	4,161	17	Income Tax and Social Contribution	2,917	1,949	50	2,241
3,847	2,669	44	Others	2,176	1,671	30	1,266
46,342	36,846	26	Subtotal - Brazil	24,268	22,074	10	18,767
3,579	2,573	39	Economic Contribution - International	1,233	2,346	(47)	1,534
49,921	39,419	27	Total	25,501	24,420	4	20,301

4.    Production Taxes

R$ million
Jan-Jun
2015	2014	2015 x 2014 (%)		2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

			Brazil
5,626	8,048	(30)	Royalties	3,097	2,529	22	3,923
4,357	7,697	(43)	Special participation charges	2,593	1,764	47	3,663
84	82	2	Rental of areas	41	43	(5)	41
10,067	15,827	(36)	Subtotal - Brazil	5,731	4,336	32	7,627
448	601	(25)	International	230	218	6	319
10,515	16,428	(36)	Total	5,961	4,554	31	7,946

(1S-2015 x 1S-2014): Production taxes in Brazil decreased 36% mainly due to the 36% decrease in the reference price for domestic oil in Reais that reached an average of R$/bbl 142.12 (US$/bbl 47.68) in the 1S-2015 compared to R$/bbl 221.33 (US$/bbl 96.40) in the 1S-2014.

(2T-2015 x 1T-2015): The 32% increase of production taxes in Reais in Brazil was mainly due to the 25% increase in the reference price for domestic oil, that reached an average of R$/bbl 157.91 (US$/bbl 51.41) in the 2Q-2015 compared to R$/bbl 126.33 (US$/bbl 43.96) in the 1Q-2015.

5.    Impact of Cash Flow Hedge on Exports

R$ million
Jan-Jun
2015	2014	2015 x 2014 (%)		2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

(24,393)	8,722	(380)	Total inflation indexation and foreign exchange variation	5,748	(30,141)	119	3,728
22,958	(6,775)	439	Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(5,343)	28,301	(119)	(2,883)
(2,331)	(770)	(203)	Reclassification from Shareholders’ Equity to the Statement of Income	(1,507)	(824)	(83)	(300)
(3,766)	1,177	(420)	Net Inflation indexation and foreign exchange variation	(1,102)	(2,664)	59	545

The amounts recycled from the Shareholders’ Equity to the income statement with respect to foreign exchange variation losses initially recognized in the Shareholders’ equity (cash flow hedge accounting) increased from R$ 824 million in the 1Q-2015 to R$ 1,507 million in the 2Q-2015, reflecting the occurrence of the hedged transactions (exports hedged by debt denominated in U.S. dollars). Those losses were driven by a depreciation of the Real between the date the cash flow hedge relationship was designated and the date the export transactions were made.

APPENDIX

6.    Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main exposure is to the Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its U.S. dollar denominated exports, and to properly recognize that hedge in its financial statements. Approximately 70% of the total net debt exposed to changes in foreign exchange rate was designated as hedging instruments to hedge a seven-year period of highly probable future exports.

Through the extension of the hedge accounting practice, foreign exchange gains or losses from debt denominated in U.S. dollars will only affect the Company’s statement of income when the future exports affect its statement of income. Until our future exports are realized, such foreign exchange variations will be recognized in our shareholders’ equity.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies. As of June 30, 2015, the Company had a net liability exposure to foreign exchange rates. Therefore, the appreciation of the Real relative to other currencies results in a foreign exchange variation gain, while the depreciation of the Real results in a foreign exchange variation loss.

ITEMS	R$ million

	06.30.2015	12.31.2014

Assets	34,269	30,600
Liabilities	(258,723)	(222,279)
Hedge Accounting	173,432	135,088
Total	(51,022)	(56,591)

BY CURRENCY	R$ million

	06.30.2015	12.31.2014

Real/ U.S. Dollars	(12,236)	(20,844)
Real/ Euro	(7,163)	(6,860)
Real/ Pound Sterling	(2,307)	(1,919)
U.S. Dollars/ Yen	(1,841)	(1,728)
U.S. Dollars/ Euro	(19,708)	(18,562)
U.S. Dollars/ Pound Sterling	(6,385)	(5,376)
Peso/ U.S. Dollars	(1,382)	(1,302)
Total	(51,022)	(56,591)

MAIN FOREIGN EXCHANGE VARIATION EXPOSURES 2014/2015%

Real x U.S. dollar	16.81% depreciation of the Real
Real x Euro	7.23% depreciation of the Real
U.S. dollar x Euro	8.20% appreciation of U.S. dollar
U.S. dollar x Libra	0.89% depreciation of U.S. dollar

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.